

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2008

Mr. Adam R. Cegielski
Chief Executive Officer and Principal Financial Officer
Goldmountain Exploration Corporation
First Canadian Place
100 King Street West, Suite 5700
Toronto, Ontario Canada M5X 1K7

> **Re:** **Goldmountain Exploration Corporation**
> **Form 10-KSB for Fiscal Year Ending March 31, 2007**
> **Filed July 16, 2007**
> **File No. 000-51594**

Dear Mr. Cegielski:

We have reviewed your Form 10-KSB for fiscal year ending March 31, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ending March 31, 2007

Engineering Comments

General

1.   We note your web site contains disclosure about adjacent or other properties on which your company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Please tell us where you have included this disclaimer on your website.

Development Activities in the Yoquivo Property, page 9

2.   Early in this section, the company should indicate that it is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of the properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. We refer you to Industry Guide 7(a) (4). Please clarify how you plan to comply with this disclosure guidance.

3.   The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/about/forms/industryguides.pdf). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Location and Means of Access to the Property, page 12

4.   Please tell us your consideration of inserting a small-scale map showing the location and access to each of your material properties, as recommended by Industry Guide 7. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, and therefore these maps can be included in any filings uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. Please note that maps submitted to the SEC should include the following pursuant to the Instructions to paragraph (c) (1) of Industry Guide 7:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5.   Please tell us how you have complied with paragraph (b) (2) of Industry Guide 7, which requires you to fully disclose the material terms of the land or mineral rights securing agreements. As part of your response, please tell us how you have considered disclosing the following information:

- The nature of the company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- An indication of whether the mining claims are State or Federal claims or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

6. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

7. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

8. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Christopher J. White
Branch Chief